                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             PRESIDENT CASINOS, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.06 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     740848
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John E. Connelly
                             President Casinos, Inc.
                             802 North First Street
                            St. Louis, Missouri 63102
                                 (314) 622-3000
------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 31, 2001
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740848                                            Page 2 of 8 Pages

                                  SCHEDULE 13D

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John E. Connelly
=============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                      (b) / /

=============================================================================
3        SEC USE ONLY

=============================================================================
4        SOURCE OF FUNDS*
         OO, PF

=============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            / /

=============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

=============================================================================
                     7     SOLE VOTING POWER
                           1,038,878

      NUMBER OF      ========================================================
       SHARES        8     SHARED VOTING POWER
    BENEFICIALLY           615,235
      OWNED BY
        EACH         ========================================================
      REPORTING      9     SOLE DISPOSITIVE POWER
       PERSON              1,038,878
        WITH
                     ========================================================
                     10    SHARED DISPOSITIVE POWER
                           615,235

=============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,654,113

=============================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

=============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.87%(1)

=============================================================================
14       TYPE OF REPORTING PERSON
         IN

=============================================================================

---------------------------------

         (1) Based upon 5,033,008 shares of President Casinos, Inc. Common Stock, $0.06 par value, issued and outstanding as of December 31, 2001.

CUSIP No. 740848                                            Page 3 of 8 Pages
                                 SCHEDULE 13D

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. Edward Connelly Associates, Inc. (E.I.N. 25-1313766)
=============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                      (b) / /

=============================================================================
3        SEC USE ONLY

=============================================================================
4        SOURCE OF FUNDS*
         OO, WC

=============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

=============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

=============================================================================
                     7     SOLE VOTING POWER
                           0

      NUMBER OF      ========================================================
       SHARES        8     SHARED VOTING POWER
    BENEFICIALLY           615,235
      OWNED BY
        EACH         ========================================================
      REPORTING      9     SOLE DISPOSITIVE POWER
       PERSON              0
        WITH
                     ========================================================
                     10    SHARED DISPOSITIVE POWER
                           615,235

=============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,235

=============================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

=============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.22%(1)

=============================================================================
14       TYPE OF REPORTING PERSON
         CO

=============================================================================

---------------------------------

         (1) Based upon 5,033,008 shares of President Casinos, Inc. Common Stock, $0.06 par value, issued and outstanding as of December 31, 2001.

CUSIP No. 740848                                            Page 4 of 8 Pages

ITEM 1.         SECURITY AND ISSUER:

        Item 1 is hereby restated in its entirety as follows:

        The class of equity securities to which this Amendment No. 3 to
Schedule 13D ("Amendment") relates is the common stock, par value $0.06 per share (the "Common Stock") of President Casinos, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 802 North First Street, St. Louis, Missouri 63102.

ITEM 2.         IDENTITY AND BACKGROUND:

        Item 2 is hereby restated in its entirety as follows:

        (a)     John E. Connelly ("Connelly"); and

        (b)     J. Edward Connelly Associates, Inc. ("JECA").

        Connelly
        --------

        (1)     Name: John E. Connelly

        (2)     Address: 2180 Nobelstown Road, Pittsburgh, Pennsylvania 15205.

        (3) Principal Business: Mr. Connelly currently serves as the President and Chief Executive Officer of President Casinos, Inc., with its principal place of business located at 802 North First Street, St. Louis, Missouri 63102. Mr. Connelly also serves as Chairman and Chief Executive Officer of JECA. Mr. Connelly owns all of the issued and outstanding voting stock of JECA.

        (4) During the past five years, Mr. Connelly has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (5) During the past five years, Mr. Connelly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

        (6)     Citizenship: United States.

        JECA
        ----

        (1)     Name: J. Edward Connelly Associates, Inc.

        (2)     State of Organization: Pennsylvania.

        (3)     Principal Business: Marketing.

CUSIP No. 740848                                            Page 5 of 8 Pages

        (4)     Address of Principal Office: 2180 Noblestown Rd.,
                Pittsburgh, PA 15205.

        (5) JECA has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (6) JECA has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such organization has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Item 3 is hereby restated in its entirety as follows:

        In connection with the formation of the Company in 1992, and the Company's initial public offering shortly thereafter, Mr. Connelly, along with entities controlled by Mr. Connelly, received shares of the Common Stock in exchange for the contribution to the Company of common and preferred equity interests in the Connelly/IGT Partnership, which consisted of a group of companies affiliated with Mr. Connelly and certain companies controlled by International Game Technologies. Subsequently, Mr. Connelly received additional shares of the Common Stock as partial consideration for his transfer to the Company of all of the issued and outstanding stock of President Riverboat Casino Mississippi, Inc. Since this time, Mr. Connelly has acquired and disposed of shares of Common Stock from time to time using personal funds.

        JECA became the beneficial owner of shares on February 28, 1994 pursuant to an Agreement and Plan of Merger between JECA and DELLA III, Inc., a corporation controlled by Mr. Connelly. Since this time, JECA has acquired and disposed of Common Stock from time to time using working capital.

        Cruise Lines, Inc. ("Cruise Lines") became the beneficial owner of shares on December 2, 1992 in connection with the Company's initial public offering in consideration of and in exchange for certain partnership interests that Cruise Lines transferred and conveyed to the Company. On February 28, 2001, Mr. Connelly, as the sole voting shareholder of Cruise Lines, and all of Cruise Lines' directors, unanimously authorized and approved the dissolution of Cruise Lines. The dissolution was approved by the State of Delaware on August 20, 2001. Pursuant to the plan of dissolution, the 901,261 shares of Common Stock held by Cruise Lines were transferred to Mr. Connelly.

ITEM 4.         PURPOSE OF TRANSACTION:

        Item 4 is restated in its entirety as follows:

        On February 28, 2001, Mr. Connelly, as the sole voting shareholder of Cruise Lines, and all of Cruise Lines' directors, unanimously authorized and approved the dissolution of Cruise Lines. The dissolution was approved by the State of Delaware on August 20, 2001. Pursuant to the plan of

CUSIP No. 740848                                            Page 6 of 8 Pages

dissolution, the 901,261 shares of Common Stock held by Cruise Lines were transferred to Mr. Connelly.

        Subject to availability at prices deemed favorable, Connelly and/or JECA may continue to acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Connelly and/or JECA also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above or elsewhere in this Schedule 13D, neither Connelly, Cruise Lines nor JECA has any oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER:

        Item 5 is restated in its entirety as follows:

        (a)     (1)     Mr. Connelly may be deemed to be the beneficial owner
of 1,654,113 shares of Common Stock, representing 32.87% of the 5,033,008 shares of such class issued and outstanding as of December 31, 2001. As a result of the facts set forth in Item 2, Connelly may be deemed to beneficially own the shares of Common Stock owned by JECA.

                (2) JECA may be deemed to be the beneficial owner of 615,235 shares of Common Stock, representing 12.22% of the 5,033,008 shares of such class issued and outstanding as of December 31, 2001.

                As a result of the facts set forth in Item 2 and this Item 5, the reporting persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock held by Connelly and JECA.

        (b)     (1)     Mr. Connelly may be deemed to have sole voting and
dispositive power with respect to 1,038,878 shares of Common Stock, which shares represent 20.64 percent of the 5,033,008 shares of such class issued and outstanding as of December 31, 2001. Mr. Connelly may be deemed to have shared voting and dispositive power with respect to 615,235 shares of Common Stock, which shares represent 12.22 percent of the 5,033,008 shares of such class issued and outstanding as of December 31, 2001.

                (2) JECA may be deemed to have shared voting and dispositive power with respect to 615,235 shares of Common Stock, which shares represent 12.22 percent of the 5,033,008 shares of such class issued and outstanding as of December 31, 2001.

        (c) No transactions have been effected by the reporting persons during the past sixty days.

        (d)     Not applicable.

CUSIP No. 740848                                            Page 7 of 8 Pages

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

        Item 6 is restated in its entirety as follows:

        Of the 1,654,113 shares reported as beneficially owned by Mr. Connelly, 600,841 shares are subject to purchase options granted to certain individuals on February 28, 2001. The option agreements grant Terry Wirginis, Shawn Wirginis and David Wirginis the option to purchase 300,421, 150,210 and 150,210 shares of Common Stock, respectively, at a price of $0.39 per share. These options expire on February 28, 2011. Additionally, the 615,235 shares of Common Stock owned by JECA have been pledged to Guaranty Business Credit Corporation, f/k/a Fremont Financial Corporation, pursuant to a stock pledge agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS:

        Item 7 is restated in its entirety as follows:

        Exhibit 1 - Joint Filing Agreement

        Exhibit 2 - Option Agreements dated February 28, 2001 by and between Mr. Connelly and Terrence Wirginis, Shawn Wirginis and David Wirginis.

        Exhibit 3 - Pledge Agreement dated October 4, 1999 by and between JECA and Guaranty Business Credit Corporation, f/k/a Fremont Financial Corporation.

CUSIP No. 740848                                            Page 8 of 8 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 31, 2001
                                          /s/ John E. Connelly
                                          ---------------------------------
                                          John E. Connelly


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 31, 2001
                                          J. EDWARD CONNELLY ASSOCIATES, INC.


                                          By /s/ John E. Connelly
                                            -------------------------------
                                              John E. Connelly, Chairman and
                                              Chief Executive Officer

CUSIP No. 740848


                                                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated as of December 31, 2001


                                          /s/ John E. Connelly
                                          -----------------------------------
                                          John E. Connelly, Individually



                                          J. EDWARD CONNELLY ASSOCIATES, INC.


                                          By /s/ John E. Connelly
                                            ---------------------------------
                                              John E. Connelly, Chairman and
                                              Chief Executive Officer

CUSIP No. 740848

                                                                    EXHIBIT 2


                                OPTION AGREEMENTS

                             STOCK OPTION AGREEMENT
                             ----------------------

         This Stock Option Agreement (the "Agreement") is made as of this 28th day of February, 2001, by and between John E. Connelly ("Connelly") who resides at 3661 Saxonburg Boulevard, Pittsburgh, PA 15238 and Terrence Wirginis ("Wirginis") who resides at 101 Old Pine Lane, Pittsburgh, PA 15238.

                              W I T N E S S E T H:

         WHEREAS, Wirginis desires to acquire an irrevocable option for a specific term from Connelly for 300,421 shares of stock in President Casinos, Inc., a Delaware corporation; and

         WHEREAS, Connelly is willing to grant such an option to Wirginis upon the terms and conditions as hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual covenants set forth below and for other good and valuable consideration, and intending to be legally bound, the parties to this Agreement hereby agree as follows:

         1.      INCORPORATION OF RECITALS. The foregoing recitals are
                 -------------------------
incorporated by reference herein as if set forth at length.

         2.      GRANT OF OPTION. Connelly hereby grants to Wirginis an
                 ---------------
irrevocable option (the "Option") to purchase 300,421 shares of common stock of President Casinos, Inc. for a purchase price of $.39 per share, on the terms and conditions as set forth in this Agreement.

         3.      PURCHASE PRICE. Upon exercise of the Option in accordance with
                 --------------
the terms as hereinafter set forth, the Trust shall deliver to Connelly the full purchase price for the shares in cash or guaranteed funds within five
(5) days after the exercise of the Option.

         4.      DURATION. The Option to purchase shall commence upon the
                 --------
execution of this Option Agreement and shall continue for a period of ten
(10) years and may be exercised in writing at any time in the manner set forth in Paragraph 6 below. This Agreement shall remain in full force and effect notwithstanding Connelly's death, if at the time of Connelly's death, the Option granted hereunder has not been exercised.

         5.      TRANSFER. This Agreement may not be assigned, transferred,
                 --------
pledged, hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions of this Agreement and the levy of any attachment or similar process on the Option, shall be null and void and without effect.

         6.      NOTICE OF EXERCISE; ISSUANCE OF CERTIFICATES. Subject to the
                 --------------------------------------------
terms and conditions of this Agreement, the Option may be exercised by written notice delivered to Connelly's residence, with a copy to Attorney Henry Gusky. The written notice of exercise of this Option shall state the election to exercise the Option, and shall be signed by Wirginis. The certificate or certificates representing the shares shall be issued and delivered by Connelly as soon as practicable after receipt of the notice and payment and shall be registered in the name of Wirginis. The Option shares, when issued and delivered pursuant to the exercise of the Option, shall be fully paid and nonassessable. Wirginis shall not have any rights or privileges as owner of the Option shares unless and until the Option shares have been paid for, issued and delivered in accordance with the terms of this Agreement.

         7.      ADJUSTMENT ON RECAPITALIZATION. In the event of a merger,
                 ------------------------------
consolidation, reorganization, recapitalization, reclassification of stock, dividend, stock split, or other change in the corporate structure or capitalization of President Casinos, Inc. affecting the number of shares of common stock as presently constituted, appropriate adjustment shall be made by Connelly in order that, after such event, the Option shares shall represent the same ownership interest in President Casinos, Inc. (or a successor entity) immediately after such event as they represent before such event.

         8.      HOLDER OF RECORD. Wirginis shall have no right as a
                 ----------------
shareholder of President Casinos, Inc. with respect to any shares covered by the Option until it is the holder of record of the shares. No adjustments shall be made for dividends or cash distributions, ordinary or extraordinary, whether in cash, securities or other property, or distribution or other rights in respect of the shares for which the record date is prior to the date on which the Trust becomes the holder of record of the shares.

         9.      NOTICES. All notices to be given hereunder shall be made
                 -------
either by personal delivery to the other party or by depositing the same in the United States mail, certified mail, postage paid, return receipt requested, addressed as follows:

To Connelly:               John E. Connelly
                           3661 Saxonburg Boulevard
                           Pittsburgh, PA 15238

To Wirginis:               Terrence Wirginis
                           101 Old Pine Lane
                           Pittsburgh, PA 15238

With a copy to:            Henry Gusky, Esq.
                           Blumling & Gusky, LLP
                           1200 Koppers Bldg.
                           Pittsburgh, PA 15219

         10.     SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon
                 ----------------------
the parties hereto and their respective heirs, executors, successors and assigns.

         11.     GOVERNING LAW. This Agreement shall be enforced and construed
                 -------------
in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania, without regard to its rules of conflicts of laws.

         12.     MODIFICATION AND AMENDMENT. This Agreement may be amended or
                 --------------------------
modified only by the written consent of all parties to this Agreement at the time of such amendment or modification. This Agreement supersedes or replaces any and all prior Agreements, either oral or written, among the parties with respect to the subject matter of this Agreement. This Agreement contains the entire understanding between the parties hereto concerning the subject matter contained herein.

         13.     SEVERABILITY. If any portion of this Agreement for any
                 ------------
reason shall be held by judicial decision or otherwise to be invalid or unenforceable, the remaining provisions of this Agreement shall be valid and enforceable, and will continue in full force and effect.

         14.     HEADINGS. Titles of articles and sections in this Agreement
                 --------
are provided for convenience only and do not modify or affect the meaning of any provision and shall not serve as a basis for interpretation or construction of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


/s/ M. Scott Zegeer                             /s/ John E. Connelly
-----------------------------                   -----------------------------
Witness                                         John E. Connelly


/s/ M. Scott Zegeer                             /s/ Terrence Wirginis
-----------------------------                   -----------------------------
Witness                                         Terrence Wirginis

                             STOCK OPTION AGREEMENT
                             ----------------------

         This Stock Option Agreement (the "Agreement") is made as of this 28th day of February, 2001, by and between John E. Connelly ("Connelly") who resides at 3661 Saxonburg Boulevard, Pittsburgh, PA 15238 and Shawn Wirginis ("Wirginis") who resides at 229 Wylie Road, Saxonburg, PA 16056.

                              W I T N E S S E T H:

         WHEREAS, Wirginis desires to acquire an irrevocable option for a specific term from Connelly for 150,210 shares of stock in President Casinos, Inc., a Delaware corporation; and

         WHEREAS, Connelly is willing to grant such an option to Wirginis upon the terms and conditions as hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual covenants set forth below and for other good and valuable consideration, and intending to be legally bound, the parties to this Agreement hereby agree as follows:

         1.      INCORPORATION OF RECITALS. The foregoing recitals are
                 -------------------------
incorporated by reference herein as if set forth at length.

         2.      GRANT OF OPTION. Connelly hereby grants to Wirginis an
                 ---------------
irrevocable option (the "Option") to purchase 150,210 shares of common stock of President Casinos, Inc. for a purchase price of $.39 per share, on the terms and conditions as set forth in this Agreement.

         3.      PURCHASE PRICE. Upon exercise of the Option in accordance
                 --------------
with the terms as hereinafter set forth, the Trust shall deliver to Connelly the full purchase price for the shares in cash or guaranteed funds within five (5) days after the exercise of the Option.

         4.      DURATION. The Option to purchase shall commence upon the
                 --------
execution of this Option Agreement and shall continue for a period of ten
(10) years and may be exercised in writing at any time in the manner set forth in Paragraph 6 below. This Agreement shall remain in full force and effect notwithstanding Connelly's death, if at the time of Connelly's death, the Option granted hereunder has not been exercised.

         5.      TRANSFER. This Agreement may not be assigned, transferred,
                 --------
pledged, hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions of this Agreement and the levy of any attachment or similar process on the Option, shall be null and void and without effect.

         6.      NOTICE OF EXERCISE; ISSUANCE OF CERTIFICATES. Subject to the
                 --------------------------------------------
terms and conditions of this Agreement, the Option may be exercised by written notice delivered to Connelly's residence, with a copy to Attorney Henry Gusky. The written notice of exercise of this Option shall state the election to exercise the Option, and shall be signed by Wirginis. The certificate or certificates representing the shares shall be issued and delivered by Connelly as soon as practicable after receipt of the notice and payment and shall be registered in the name of Wirginis. The Option shares, when issued and delivered pursuant to the exercise of the Option, shall be fully paid and nonassessable. Wirginis shall not have any rights or privileges as owner of the Option shares unless and until the Option shares have been paid for, issued and delivered in accordance with the terms of this Agreement.

         7.      ADJUSTMENT ON RECAPITALIZATION. In the event of a merger,
                 ------------------------------
consolidation, reorganization, recapitalization, reclassification of stock, dividend, stock split, or other change in the corporate structure or capitalization of President Casinos, Inc. affecting the number of shares of common stock as presently constituted, appropriate adjustment shall be made by Connelly in order that, after such event, the Option shares shall represent the same ownership interest in President Casinos, Inc. (or a successor entity) immediately after such event as they represent before such event.

         8.      HOLDER OF RECORD. Wirginis shall have no right as a
                 ----------------
shareholder of President Casinos, Inc. with respect to any shares covered by the Option until it is the holder of record of the shares. No adjustments shall be made for dividends or cash distributions, ordinary or extraordinary, whether in cash, securities or other property, or distribution or other rights in respect of the shares for which the record date is prior to the date on which Wirginis becomes the holder of record of the shares.

         9.      NOTICES. All notices to be given hereunder shall be made
                 -------
either by personal delivery to the other party or by depositing the same in the United States mail, certified mail, postage paid, return receipt requested, addressed as follows:

To Connelly:               John E. Connelly
                           3661 Saxonburg Boulevard
                           Pittsburgh, PA 15238

To Wirginis:               Shawn Wirginis
                           229 Wylie Road
                           Saxonburg, PA 16056

With a copy to:            Henry Gusky, Esq.
                           Blumling & Gusky, LLP
                           1200 Koppers Bldg.
                           Pittsburgh, PA 15219

         10.      SUCCESSORS AND ASSIGNS. This Agreement shall be binding
                  ----------------------
upon the parties hereto and their respective heirs, executors, successors and assigns.

         11.     GOVERNING LAW. This Agreement shall be enforced and construed
                 -------------
in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania, without regard to its rules of conflicts of laws.

         12.     MODIFICATION AND AMENDMENT. This Agreement may be amended or
                 --------------------------
modified only by the written consent of all parties to this Agreement at the time of such amendment or modification. This Agreement supersedes or replaces any and all prior Agreements, either oral or written, among the parties with respect to the subject matter of this Agreement. This Agreement contains the entire understanding between the parties hereto concerning the subject matter contained herein.

         13.     SEVERABILITY. If any portion of this Agreement for any reason
                 ------------
shall be held by judicial decision or otherwise to be invalid or unenforceable, the remaining provisions of this Agreement shall be valid and enforceable, and will continue in full force and effect.

         14.     HEADINGS. Titles of articles and sections in this Agreement
                 --------
are provided for convenience only and do not modify or affect the meaning of any provision and shall not serve as a basis for interpretation or construction of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


/s/ M. Scott Zegeer                             /s/ John E. Connelly
-----------------------------                   -----------------------------
Witness                                         John E. Connelly


/s/ M. Scott Zegeer                             /s/ Shawn Wirginis
-----------------------------                   -----------------------------
Witness                                         Shawn Wirginis

                             STOCK OPTION AGREEMENT
                             ----------------------


         This Stock Option Agreement (the "Agreement") is made as of this 28th day of February, 2001, by and between John E. Connelly ("Connelly") who resides at 3661 Saxonburg Boulevard, Pittsburgh, PA 15238 and David Wirginis ("Wirginis") who resides at 511 South 67th Street, Broken Arrow, OK 74014.

                              W I T N E S S E T H:

         WHEREAS, Wirginis desires to acquire an irrevocable option for a specific term from Connelly for 150,210 shares of stock in President Casinos, Inc., a Delaware corporation; and

         WHEREAS, Connelly is willing to grant such an option to Wirginis upon the terms and conditions as hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual covenants set forth below and for other good and valuable consideration, and intending to be legally bound, the parties to this Agreement hereby agree as follows:

         1.      INCORPORATION OF RECITALS. The foregoing recitals are
                 -------------------------
incorporated by reference herein as if set forth at length.

         2.      GRANT OF OPTION. Connelly hereby grants to Wirginis an
                 ---------------
irrevocable option (the "Option") to purchase 150,210 shares of common stock of President Casinos, Inc. for a purchase price of $.39 per share, on the terms and conditions as set forth in this Agreement.

         3.      PURCHASE PRICE. Upon exercise of the Option in accordance
                 --------------
with the terms as hereinafter set forth, the Trust shall deliver to Connelly the full purchase price for the shares in cash or guaranteed funds within five (5) days after the exercise of the Option.

         4.      DURATION. The Option to purchase shall commence upon the
                 --------
execution of this Option Agreement and shall continue for a period of ten
(10) years and may be exercised in writing at any time in the manner set forth in Paragraph 6 below. This Agreement shall remain in full force and effect notwithstanding Connelly's death, if at the time of Connelly's death, the Option granted hereunder has not been exercised.

         5.      TRANSFER. This Agreement may not be assigned, transferred,
                 --------
pledged, hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions of this Agreement and the levy of any attachment or similar process on the Option, shall be null and void and without effect.

         6.      NOTICE OF EXERCISE; ISSUANCE OF CERTIFICATES. Subject to the
                 --------------------------------------------
terms and conditions of this Agreement, the Option may be exercised by written notice delivered to Connelly's residence, with a copy to Attorney Henry Gusky. The written notice of exercise of this Option shall state the election to exercise the Option, and shall be signed by Wirginis. The certificate or certificates representing the shares shall be issued and delivered by Connelly as soon as practicable after receipt of the notice and payment and shall be registered in the name of Wirginis. The Option shares, when issued and delivered pursuant to the exercise of the Option, shall be fully paid and nonassessable. Wirginis shall not have any rights or privileges as owner of the Option shares unless and until the Option shares have been paid for, issued and delivered in accordance with the terms of this Agreement.

         7.      ADJUSTMENT ON RECAPITALIZATION. In the event of a merger,
                 ------------------------------
consolidation, reorganization, recapitalization, reclassification of stock, dividend, stock split, or other change in the corporate structure or capitalization of President Casinos, Inc. affecting the number of shares of common stock as presently constituted, appropriate adjustment shall be made by Connelly in order that, after such event, the Option shares shall represent the same ownership interest in President Casinos, Inc. (or a successor entity) immediately after such event as they represent before such event.

         8.      HOLDER OF RECORD. Wirginis shall have no right as a
                 ----------------
shareholder of President Casinos, Inc. with respect to any shares covered by the Option until it is the holder of record of the shares. No adjustments shall be made for dividends or cash distributions, ordinary or extraordinary, whether in cash, securities or other property, or distribution or other rights in respect of the shares for which the record date is prior to the date on which Wirginis becomes the holder of record of the shares.

         9.      NOTICES. All notices to be given hereunder shall be made
                 -------
either by personal delivery to the other party or by depositing the same in the United States mail, certified mail, postage paid, return receipt requested, addressed as follows:

To Connelly:               John E. Connelly
                           3661 Saxonburg Boulevard
                           Pittsburgh, PA 15238

To Wirginis:               David Wirginis
                           511 South 67th Street
                           Broken Arrow, OK 74014-6958

With a copy to:            Henry Gusky, Esq.
                           Blumling & Gusky, LLP
                           1200 Koppers Bldg.
                           Pittsburgh, PA 15219

         10.     SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon
                 ----------------------
the parties hereto and their respective heirs, executors, successors and assigns.

         11.     GOVERNING LAW. This Agreement shall be enforced and construed
                 -------------
in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania, without regard to its rules of conflicts of laws.

         12.     MODIFICATION AND AMENDMENT. This Agreement may be amended or
                 --------------------------
modified only by the written consent of all parties to this Agreement at the time of such amendment or modification. This Agreement supersedes or replaces any and all prior Agreements, either oral or written, among the parties with respect to the subject matter of this Agreement. This Agreement contains the entire understanding between the parties hereto concerning the subject matter contained herein.

         13.     SEVERABILITY. If any portion of this Agreement for any
                 ------------
reason shall be held by judicial decision or otherwise to be invalid or unenforceable, the remaining provisions of this Agreement shall be valid and enforceable, and will continue in full force and effect.

         14.     HEADINGS. Titles of articles and sections in this Agreement are
                 --------
provided for convenience only and do not modify or affect the meaning of any provision and shall not serve as a basis for interpretation or construction of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


/s/ M. Scott Zegeer                             /s/ John E. Connelly
-----------------------------                   -----------------------------
Witness                                         John E. Connelly


/s/ M. Scott Zegeer                             /s/ David Wirginis
-----------------------------                   -----------------------------
Witness                                         David Wirginis

CUSIP No. 740848

                                                                    EXHIBIT 3


                                PLEDGE AGREEMENT

                                                                    EXHIBIT 3

                           STOCK PLEDGE AGREEMENT
                           ----------------------

                  This stock pledge agreement (this "Agreement"), dated as of October 4, 1999, is entered into by and between J. EDWARD CONNELLY ASSOCIATES, INC., a Pennsylvania corporation ("Pledgor"), and FREMONT FINANCIAL CORPORATION, a California corporation ("Fremont"), in light of the following facts:

                                  RECITALS
                                  --------

                  A. Pledgor has requested that Fremont provide Pledgor with a revolving credit facility in the maximum principal amount of Three Million Dollars ($3,000,000) (the "Loan") to be evidenced by and payable in accordance with the terms of that certain Loan and Security Agreement, of even date herewith, between Pledgor and Fremont (the "Loan Agreement"). All capitalized terms used herein without definition shall have the meanings ascribed thereto in the Loan Agreement.

                  B. Fremont is unwilling to make the Loan to Pledgor unless Pledgor enters into this Agreement, by which Pledgor shall grant Fremont a security interest in all of Pledgor's holdings of shares of common stock of President Casinos, Inc. (the "Company"), and the related "Collateral" described below as security for the payment and performance of the Obligations.

                  C. To induce Fremont to provide it with the Loan, Pledgor is willing to enter into this Agreement with Fremont.

                  NOW, THEREFORE, in consideration of the above premises, the parties hereby agree as follows:

                  1.       Pledge. Pledgor hereby delivers, pledges and
                           ------
grants a continuing security interest to Fremont in, and grants Fremont control over, all of Pledgor's holdings of shares of common stock of the Company, together with all proceeds, replacements, substitutions, newly issued stock, stock received by reason of a stock split, bonus or any other form of issue, dividend or distribution with respect to or arising from the stock (collectively, the "Collateral"). Pledgor shall forthwith deliver to Fremont any and all stock certificates or other written evidence of Pledgor's ownership of the Collateral, effectively endorsed by stock powers in form and substance satisfactory to Fremont duly executed in blank, with signatures guaranteed.

                  2.       Obligations Secured. The pledge and security
                           -------------------
interest effectuated hereby shall secure all of the Obligations.

                  3.       Representations and Warranties Regarding The
                           --------------------------------------------
Collateral. Pledgor represents and warrants that: (i) all of the shares of
----------
stock described in paragraph 1 hereinabove are fully paid, non-assessable and validly issued; (ii) the Collateral was not issued in violation of any person's or entity's preemptive rights; (iii) the Collateral is owned free and clear of any and all security interests, pledges, options to purchase or sell, redemptions or liens; (iv) Pledgor's pledge of the Collateral to Fremont does not violate any law or regulation to which either Pledgor or the Company is subject; (v) Pledgor has full power to convey the Collateral;
(vi) no
financing statements covering the collateral are recorded with any state official or recording office; and (vii) the Collateral is free and clear of any claims, security interests or liens other than those in favor of Fremont.

                  4.       Events of Default. An Event of Default shall
                           -----------------
constitute an "Event of Default" under this Agreement. Pledgor hereby appoints Fremont as Pledgor's attorney-in-fact to arrange, upon the occurrence of an Event of Default, for a transfer of the Collateral on the books of the Company to the name of Fremont or to the name of Fremont's nominee.

                  5.       Voting Rights. During the term of this Agreement,
                           -------------
so long as no Event of Default has occurred, Pledgor shall have the right to vote the Collateral on all corporate questions for all purposes not inconsistent with the terms of this Agreement. Upon the occurrence of an Event of Default, Fremont shall thereafter have, at Fremont's discretion, the option to exercise all voting powers and other corporate rights pertaining to the Collateral, subject to compliance with all applicable provisions of the Federal Deposit Insurance Act and the Industrial Loan Act. For purposes of exercising its voting rights, Fremont may, upon or at any time after the occurrence of an Event of Default, at Fremont's option, transfer or register the Collateral or any part thereof into Fremont's own or Fremont's nominee's name.

                  6.       Stock Adjustments And Dividends. If during the
                           -------------------------------
term of this Agreement, any stock dividend, reclassification, readjustment or other change is declared or made in the capital structure of the Company or any option included within the Collateral is exercised, or both, all new, substituted and additional shares or other securities, issued to Pledgor by reason of any such change or exercise shall be delivered to and held by Fremont under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder. If during the term of this Agreement, any dividend or other distribution is made on account of the collateral, Pledgor shall immediately deliver all such dividends or other distributions to Fremont in the same form received and in the same manner as the Collateral pledged hereunder.

                  7.       Warrants And Rights. If during the term of this
                           -------------------
Agreement, subscription warrants or any other rights or options shall be issued in connection with the Collateral, such warrants, rights and options shall be immediately assigned by Pledgor to Fremont to be held under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder.

                  8.       Remedies Upon Default.  Upon the occurrence of an
                           ---------------------
Event of Default,
                           (a)      Fremont may:

                                    i)      Exercise in respect of the
Collateral, any one or more of the rights and remedies available under the Pennsylvania Uniform Commercial Code and other applicable law;

                                    ii)     Sell or otherwise assign, give
an option or options to purchase or dispose of and deliver the Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange, broker's board or at any of the

Fremont's offices or elsewhere upon such terms and conditions as Fremont may deem advisable and at such prices as Fremont may deem commercially reasonable, for cash, on credit or for future delivery without assumption of any credit risk, free of any claim or right of whatsoever kind (including any right or equity of redemption) of Pledgor, which claim, right and equity are hereby expressly waived and released. Fremont shall have the right to the extent permitted by applicable law, upon any such sale or sales, public or private, to purchase the whole or any part of the Collateral so sold; provided, however, that in the event the Collateral is sold to a party other
-----------------
than Fremont, Pledgor shall not receive any net proceeds, if any, of any such credit sale or future delivery until cash proceeds are actually received by Fremont (which cash proceeds shall be applied by Fremont to the Obligations) and after all Obligations have been paid in full. In case of any sale to a party other than Fremont of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by Fremont until the selling price is paid by the purchaser thereof, but Fremont shall incur no liability in case of the failure of such purchaser to pay for the Collateral so sold and, in case of such failure, the Collateral may again be sold as herein provided.

                           (b)      Fremont shall not be obligated to make
any sale or other disposition of the Collateral, or any part thereof, unless the terms thereof shall, in Fremont's sole discretion, be satisfactory to Fremont. Fremont may, if Fremont deems it reasonable, postpone or adjourn the sale of any of the Collateral, or any part thereof, from time to time by an announcement at the time and place of such sale or by announcement at the time and place of such postponed or adjourned sale, without being required to give a new notice of sale. Pledgor agrees that Fremont has no obligation to preserve rights against prior parties to the Collateral.

                           (c)      Pledgor acknowledges and agrees that
Fremont may comply with limitations or restrictions in connection with any sale of the Collateral in order to avoid any violation of applicable law or in order to obtain any required approval of the sale or of the purchase thereof by any governmental regulatory authority or official and, without limiting the generality of the foregoing, Pledgor acknowledges and agrees that Fremont may be unable to effect a public sale of any or all of the Collateral by reason of certain prohibitions contained in the federal securities laws and applicable state securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale. Notwithstanding any such circumstances, Pledgor acknowledges and agrees that such compliance shall not result in any such private sale for such reason alone being deemed to have been made in a commercially unreasonable manner. Fremont shall not be liable or accountable to Pledgor for any discount allowed by reason of the fact that the Collateral is sold in compliance with any such limitation or restriction. Fremont shall not be under any obligation to delay a sale of any of the Collateral for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the federal securities laws, or under applicable state securities laws, even if the issuer desires, request or would agree to do so.

                           (d)      All cash proceeds received by Fremont
in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of Fremont, be held by Fremont as collateral for the Obligations and/or then or at any time thereafter applied, without any marshaling of rights, remedies or assets, and after payment of any amounts payable to Fremont hereunder and, after deducting all reasonable costs and expenses of every kind in connection with the care, safekeeping, collection, sale, delivery or otherwise of any or all of the Collateral or in any way relating to the rights of Fremont hereunder (including attorneys' fees and disbursements), to the payment of reduction of the Obligations. Any surplus of such cash or cash proceeds held by Fremont and remaining after payment in full of all the Obligations shall be paid over to Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

                  9.       Term. This Agreement shall remain in full force
                           ----
and effect until Pledgor has satisfied all of the Obligations in full. At the expiration of the term of this Agreement, Fremont shall return to Pledgor all stock certificates and other documents relating to this Agreement, together with any further documents necessary to establish that the within pledge is terminated.

                  10.      Successors And Assigns. This Agreement shall be
                           ----------------------
binding upon and inure to the benefit of Pledgor, Fremont, and their respective successors, heirs and assigns.

                  11.      Applicable Law. This Agreement shall be
                           --------------
governed by and construed under the laws of the Common wealth of Pennsylvania. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

                  12.      Further Assurances. Pledgor covenants and
                           ------------------
agrees that: (i) Pledgor will execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents as Fremont may reasonably request from time to time in order to carry out the provisions and purposes hereof; (ii) Pledgor will take all such other action, as Fremont may reasonably request from time to time in order to carry out the provisions and purposes hereof; (iii) the Collateral will remain free and clear of all security interests and liens throughout the term hereof; and (iv) Pledgor will forward to Fremont, immediately upon receipt, copies of any information or documents received by Pledgor in connection with the Collateral. For the purpose of defining security interest perfection, Pledgor further agrees that any Collateral which is in transit to Fremont shall be deemed to be in Fremont's possession. Pledgor warrants and represents that none of the Collateral constitutes margin securities for the purposes of Regulations T, U or X, and also warrants and represents that none of the proceeds of any loans made by Fremont to Pledgor will be used to purchase or carry any margin stock.

                  13.      Integrated Agreement. This Agreement and the
                           --------------------
Note evidencing the Obligations secured hereby set forth the entire understanding of the parties with respect to the within matters and may not be modified except by a writing signed by all parties.

                  14.      Counterparts. This Agreement may be executed in
                           ------------
multiple counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument and agreement.

                  15.      Section Headings. The section headings herein
                           ----------------
are for convenience of reference only and shall not affect in any way the interpretation of any provision hereof.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 4th day of October, 1999.

                                         J. EDWARD CONNELLY ASSOCIATES, INC.
                                         a Pennsylvania corporation



                                         By: /s/ Regis C. McGrady
                                             -------------------------------

                                         Title: President
                                                ----------------------------



                                         FREMONT FINANCIAL CORPORATION,
                                         a California corporation



                                         By: /s/ Marian H. Kammerer
                                             -------------------------------

                                         Title: Vice President
                                                ----------------------------